UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Xerium Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98416J118

(CUSIP Number)

Jared L. Landaw

Chief Operating Officer and General Counsel

Barington Capital Group, L.P.

888 Seventh Avenue, 6th Floor

New York, NY 10019

(212) 974-5710

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

June 27, 2018

(Date of Event which Requires Filing

 of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

(Continued on following pages)

(Page 1 of 15 Pages)

SCHEDULE 13D

CUSIP No. 98416J118	Page 2 of 15 Pages

1)	NAME OF REPORTING PERSON Barington Companies Equity Partners, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 717,648
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 717,648
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,648

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.38%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 98416J118	Page 3 of 15 Pages

1)	NAME OF REPORTING PERSON Barington Companies Investors, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 717,648
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 717,648
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,648

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.38%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 98416J118	Page 4 of 15 Pages

1)	NAME OF REPORTING PERSON Barington Capital Group, L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 717,648
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 717,648
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,648

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.38%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 98416J118	Page 5 of 15 Pages

1)	NAME OF REPORTING PERSON LNA Capital Corp.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 717,648
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 717,648
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,648

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.38%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 98416J118	Page 6 of 15 Pages

1)	NAME OF REPORTING PERSON James A. Mitarotonda
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 717,648
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 717,648
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
717,648

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.38%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 98416J118	Page 7 of 15 Pages

1)	NAME OF REPORTING PERSON Hilco Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 49,485
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 49,485
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,485

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 98416J118	Page 8 of 15 Pages

1)	NAME OF REPORTING PERSON Jeffery B. Hecktman
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 49,485
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 49,485
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,485

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 98416J118	Page 9 of 15 Pages

1)	NAME OF REPORTING PERSON 1 NBL EH, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 49,485
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 49,485
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,485

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 98416J118	Page 10 of 15 Pages

1)	NAME OF REPORTING PERSON Joseph R. Gromek
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 49,485
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 49,485
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,485

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 98416J118	Page 11 of 15 Pages

1)	NAME OF REPORTING PERSON Michelle G. Applebaum
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS	OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 10,000
	8)	SHARED VOTING POWER none
	9)	SOLE DISPOSITIVE POWER 10,000
	10)	SHARED DISPOSITIVE POWER none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06%

14)	TYPE OF REPORTING PERSON
IN

Page 12 of 15 Pages

This amendment (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2018 (the “Statement”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Xerium Technologies, Inc., a Delaware corporation (“Xerium” or the “Company”), as specifically set forth herein.

Item 2.          Identity and Background.

Item 2(a) – (c) of the Statement is hereby amended and supplemented as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, Hilco Inc., Jeffrey B. Hecktman, 1 NBL EH, LLC and Joseph R. Gromek (each, a “Reporting Entity” and, collectively, the “Reporting Entities”). This statement is also being filed by Michelle G. Applebaum.

On June 24, 2018, the Company and Andritz AG (“Andritz”) announced that they have entered into a definitive agreement under which Andritz will acquire the Company for $13.50 per share in an all-cash transaction (the “Andritz Merger”). Following the announcement of the Andritz Merger, the Reporting Entities and Ms. Applebaum decided that they will make decisions regarding their respective investments in shares of Common Stock independently of each other following the close of business on June 27, 2018. As a result, the Reporting Entities disclaim membership in any “group” with Ms. Applebaum and Ms. Applebaum disclaims membership in any “group” with the Reporting Entities, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or otherwise, following the close of business on June 27, 2018.

As of the close of business on June 27, 2018, the Reporting Entities are the beneficial owners of, in the aggregate, 816,618 shares of Common Stock, representing approximately 4.97% of the 16,427,603 shares of Common Stock reported by the Company to be issued and outstanding as of April 30, 2018 in its Form 10-Q filed with the SEC on April 30, 2018.

Item 4.          Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

Pursuant to the Andritz Merger, Andritz will acquire the Company for $13.50 per share in an all-cash transaction. The $13.50 price per share represents a premium of 146.8% to the unaffected share price prior to the announcement by the Company of a review of strategic alternatives on March 19, 2018.

The Reporting Entities commend the Company for pursuing a strategic transaction, as recommended by the Reporting Entities in the Statement, to help unlock Xerium’s significant value potential and facilitate a refinancing of the Company’s $480 million aggregate principal amount of 9.5% senior secured notes on more favorable terms.

Page 13 of 15 Pages

Item 5.          Interest in Securities of the Issuer.

(c)          Items 5(c) of the Statement is hereby amended and supplemented as follows:

As of the close of business on June 27, 2018, no person identified in Item 2 has effected any transaction in shares of Common Stock since the filing of the Statement.

(e)          Item 5(e) of the Statement is hereby amended and restated to read as follows:

As of the close of business on June 27, 2018, the Reporting Entities have ceased to be the beneficial owners of more than 5% of the shares of Common Stock presently outstanding and are no longer subject to the beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended.

Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 27, 2018

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By:	Barington Companies Investors, LLC, its general partner

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.
By:	LNA Capital Corp., its general partner

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

Page 15 of 15 Pages

HILCO INC.

By:	/s/ Eric W. Kaup
Name: Eric W. Kaup
Title: Secretary

/s/ Jeffery B. Hecktman
Jeffery B. Hecktman

1 NBL EH, LLC

By:	/s/ Joseph R. Gromek
Name: Joseph R. Gromek
Title: Managing Member

/s/ Joseph R. Gromek
Joseph R. Gromek

/s/ Michelle G. Applebaum
Michelle G. Applebaum